Filed by Natura Holding S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company:

Avon Products, Inc.

(Commission File No.: 1-4881)

The following communication was made available to certain personnel of Natura Holding S.A. on May 23, 2019.

FINAL SCRIPT NATURA/AVON MAY 23, 2019

Speaker: Roberto MARQUES

Good morning to all of you and thank you for joining us on this call. I’m very excited to be presenting to you the transaction that we announced last night, bringing Avon into the Natura &Co group and creating a leading global Direct-to-Consumer beauty group. We are bringing together two industry leaders with strong commitments to making positive social impact and empowering women.

I am joined on this call by João Paulo Ferreira, Natura CEO and Viviane Behar, our head of Investor Relations. I am also very pleased to welcome Jan Zijderveld , CEO of Avon Products, who will share with us his perspective on the transaction We will run you through the main highlights of the transaction, and we will then be happy to take your questions.

Slide 3

Speaker: Roberto MARQUES

Let’s begin on slide 3 with the headline messages of this transaction:

•	By joining with Avon, Natura &Co will become the world’s fourth-largest pure play beauty company, with combined gross sales of above US$10 billion

•	The combination marks another transformational step towards building a global, multi-brand, multi-channel group, reaching over 200 million consumers through iconic brands serving various consumer profiles and distribution channels

•	We are uniting two purpose-driven forces that believe that business can be a force for good and are committed to generating social and economic value, promoting sustainability and the empowerment of women

•	By leveraging Natura’s expertise, the combination will also allow Avon to speed up the implementation of its Open Up Avon strategy to achieve its vision of a digital social selling beauty company

•	The transaction is driven by a powerful industrial logic that will help accelerate growth, by reinvesting digital, product innovation and brand initiatives, enabled by the targeted annual synergies of between US$150 million and US$250 million

I will develop all these points throughout the presentation, but before that, let’s look at the key transaction highlights on slide 4.

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Slide 4

The transaction we are announcing today is an all-share transaction, under which each Avon share will be exchanged for 0.300 Natura shares.

This implies a premium of 28% to Avon’s undisturbed trading price, giving Avon an enterprise value of US$3.7 billion.

The proposed parity will give Avon’s current shareholders ownership of 24% of the combined company, while Natura &Co’s shareholders will hold the remaining 76%.

The goal is to list the Group on the São Paulo B3 market, with a public float of 55% and with ADRs listed on the New York Stock Exchange.

Finally, the transaction is subject to customary closing conditions, including approval by shareholders of both companies and regulatory approvals. We expect closing to occur in early 2020.

Slide 5

This transaction has a powerful and compelling strategic rationale, as you see on slide 5, accelerating the constitution of a global multi-brand, multi-channel group.

First of all, it’s another step in consolidating a purpose-driven Group. Avon’s strong heritage of social causes and commitment to the empowerment of women resonates with Natura’s & Co’s vision of making a positive social and environmental impact as part of its triple bottom line approach.

Second, we are taking another major step in building a portfolio of global brands, in line with our strategy. Avon will be an iconic pillar, alongside Natura, Aesop and The Body Shop.

Third, the combination will focus on driving growth and invest in three strategic areas: Digital/E-commerce, R&D and Brand marketing. Those investments will be enabled by important synergies of between US$150 million and US$250 million on an annual basis, which we target to achieve within 36 months. These synergies are principally across Brazil and Latin America.

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Also, the Group that results from today’s combination is a truly multi-channel Direct-to-Consumer leader, able to reach more than 200 million consumers through its network of 6.3 million passionate consultants and representatives, its 3,200 stores and its growing digital platform.

Finally, the new combined entity creates a strong platform to accelerate the Group’s internationalization, enhance its presence in core markets in Latin America and gain a stronger presence across key categories with a complementary product portfolio.

And now, I am pleased to hand over to Jan to present Avon´s perspective.

Slide 6

Speaker: Jan Zijderveld

Thank you Roberto.

This is a historic next step for Avon – one that the Board and I believe will provide a long-term home for this iconic business.

To tell you a bit more about Avon, our vision is grounded in a strong purpose with a heavy emphasis on empowering women. Our purpose-driven foundation is something we share in common with Natura and something we are particularly excited about. To name a few, Stand4her is one of our global programs to help create opportunities for women to help them build their own success in their own way and on their own terms. And, the Avon Foundation for Women, which was founded in 1955, has contributed over $1 billion to-date.

Now, turning to the components of our business. The majority of our revenue in 2018 came from our beauty category. In terms of geography, we have a diverse footprint, with nearly 40% of revenues derived from Latin America and 40% in EMEA.

Slide 7

Now turning to slide 7…we have a strong global presence, with sales operations in 56 countries and distribution in an additional 21, all supported by a team of millions of Avon Representatives around the world. In addition to our leading position in Latin America, we have leadership positions in key markets including Latin America, Russia and the Philippines across key categories like color, skin care and fragrance.

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Slide 8

As Chan mentioned, last year we started a plan to ‘Open Up Avon’ and return the Company to growth. Slide 8 outlines our ‘Open Up Avon’ strategy and at its core is the belief that Avon must accelerate its pace of change and transform this business. In that time we have worked to we have rebooted direct selling, modernized the brand, unlocked digital and e-commerce capabilities, and driven a performance culture. Since announcing this plan, the whole Avon team has executed with a renewed sense of focus and urgency.

Today we are positioned as a stronger, more competitive company. Combining with Natura is an exciting next chapter for Avon, and will enable us to accelerate our ‘Open Up Avon’ strategy and help us further expand into the online channel.

In particular, we will be able to step-change our e-commerce and digital capabilities to create a world-class digital beauty company. We will have access to a bigger portfolio of products and innovations and we will further improve our core social selling fundamentals, by creating one of the world’s premier direct-selling companies.

Importantly, like Natura, Avon has a purpose-driven culture and a strong commitment to doing right by our people and our communities. Avon empowers women around the world and helps them build success in their own way on their own terms.

Before I turn the call back over to Roberto, I would like to thank the Avon team members for their unwavering dedication and hard work. Their incredible efforts have created positive momentum and built a strong foundation that is now much better positioned to succeed.

With that, I’ll turn the call back over to Roberto.

Slide 9

Speaker: Roberto MARQUES

Thank you

As I mentioned in the introduction, this is another transformational step in Natura &Co’s journey towards constituting a purpose-driven, multi-brand, multi-channel global group that brings under the same roof four leading businesses and a portfolio of iconic brands.

Slide 9 sums up that journey: It began with one store in São Paulo exactly 50 years ago, when Natura was founded. The 1990s saw the first steps in internationalization with a move into other Latin American countries. In 2013, we evolved into a multi-brand group with Aesop, and then in 2017 took another major step forward in terms of international presence and multichannel development with The Body Shop.

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And now, with Avon we mark another step-change to promote social, economic and environmental progress on an even bigger scale.

I’d like to stress again here the philosophy that underpins this construction. We strongly believe in two complementary concepts: Autonomy and Interdependence. We aim to empower each business and brand and preserve its identity, while getting the most out of the Group through transfer of knowledge and best-practices.

As I said, Natura &Co is a purpose-driven group, committed to the triple bottom line. Our purpose is to nurture beauty and relationships for a better way of living and doing business, and each business and brand has a mission in line with this overarching purpose. With Avon, we will be adding a platform that is equally committed to making a positive impact.

Now let me hand over to João Paulo Ferreira to comment on the new scale of the Group

Slide 10

Speaker: João Paulo FERREIRA

Thank you Roberto.

Natura is celebrating its 50th anniversary this year, and as I have already mentioned on other occasions, this is really the first year of the next 50 years. Today´s transaction is indeed a new milestone for us.

Turning now to the transaction on slide 10, the addition of Avon allows Natura &Co to significantly advance in the global beauty rankings.

The combined company is expected to have gross revenues of above US$10 billion.

Upon closing, it will have 6.3 million consultants and a presence in 100 countries, strengthening its sales force and its global footprint.

The combined Group will be a leader in direct-to-consumer, with multiple touchpoints on a daily basis through its truly multi-channel network.

Leveraging its iconic brands, common passion for relationships and its multi-channel capabilities, the expanded group will bring beauty to over 200 million consumers across the world, anytime, anywhere, every day

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Slide 11

On slide 11, you see that we are also creating a major platform to accelerate the internationalization of Natura &Co, in line with our strategy.

The combined group will have an enhanced footprint in core Latin American markets.

With the transaction, Natura & Co is taking another giant step towards becoming even more global and international, with close to 70% of sales expected to be outside of Brazil, compared to today’s 55%, as shown on the pie charts.

Latin America in total, including Brazil, will represent about 56% and Asia Pacific and Europe, the Middle East and Africa represents the balance.

In Latin America only, the combined group will have more than 3.2 million consultants and representatives, who will have greater access to a broader and more diversified product portfolio and services, which will allow them to improve their business and better serve clients.

As you see on the graph on the bottom left-hand side of the slide, there are almost 500,000 consultants who have already bought into the combination before it is formalized, so to speak, by selling both Natura and Avon products.

Slide 12

The combination also builds on the respective strengths of Natura &Co and Avon to develop a complementary portfolio and better position the Group for category leadership, enhancing value for consumers, consultants and representatives across Latin America, as shown on slide 12.

Why? Because the combined group will boast:

•	Leadership in fragrance and body care with Natura

•	A leading position in color and face care with Avon

•	A meaningful presence in personal care with both Natura and Avon

Alongside these core beauty categories, the combination also takes Natura & Co into fashion and home, which is a category with development potential.

Now let me hand back to Roberto.

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Slide 13

Speaker: Roberto MARQUES

Synergies are obviously one of the catalysts of this transaction, but they are not a goal in themselves. Rather, they are a means to free up resources that can be reinvested in core capabilities that will accelerate our growth. For us, uniting Natura and Avon is clearly a growth combination.

On slide 13, we detail the three strategic areas in which we intend to allocate those resources to accelerate growth:

The first is digital and e-commerce. As you know, digital is transforming Direct Selling and creating a myriad of opportunities to connect with consumers, create lasting relationships and develop Social Selling. The combination is a powerful Direct-to-Consumer platform, and we will continue to invest to boost the relevance of digital technology for consultants, upgrade service and improve the overall experience.

A second key area is stepping up investments in Research & Development and innovation in such fields as sustainable materials.

And third is brand initiatives, where we can enhance differentiation through segmented marketing and combine our knowledge of consumers and consultants with digital capabilities to improve our CRM and make more personalized offers. Natura´s success in digitalizing its operations is a scalable platform.

We strongly believe further upside can be generated by the combination of our two companies. Indeed, we believe it unlocks potential to implement innovative initiatives and create further value by leveraging the Group’s scale and know-how.

This slide provides several examples, such as:

Optimizing the product portfolio and category profile and increasing sales by combining know-how on digital solutions.

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Another is leveraging the respective footprints of four different businesses to grow other brands, along the lines of what we discussed at our recent Investor Day, with Natura helping The Body Shop in Latin America and, conversely, The Body Shop guiding Natura into Asia.

A third key aspect is the potential to optimize Avon’s Brazilian operations by harnessing Natura’s know-how and capabilities.

The fourth is fully capitalizing on the powerful multi-channel platform that Natura & Co has become to better serve consultants and consumers, giving them access to two iconic beauty brands. This should result in increasing consultant retention, unlocking further growth catalysts.

Slide 14

These re-investments in strategic areas that I just mentioned will be enabled by important target synergies we expect to generate going forward.

This combination is driven by a powerful industrial logic that will improve the offering, capabilities and services of the group’s more than 6 million consultants and representatives.

We have extensively mapped synergies and estimate them in a range of between US$150 million and US$250 million on an annual basis. We expect those synergies to be fully captured within 36 months of closing.

The synergies would be largely achieved across the Brazil and Latam footprint and are spread in three major buckets:

The first of those is sourcing. As you know, procurement is already one of the main areas of synergies within Natura &Co, as we presented at our recent Investor Day, and we see strong potential to enhance that through optimized purchasing of raw materials, freight and warehousing, advertising and catalogues and back-office functions.

The second bucket is manufacturing & distribution, by optimizing our distribution center footprint, reducing the complexity of our overall plant organization and consolidating such activities as cargo and as a result, improving service level to our consultants and representatives.

Administrative expenses is another opportunity, through better integration of areas such as IT, data centers and networks.

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We estimate that the cost to achieve these synergies is a one-time of about US$125 million, which would be incurred between 2020 and 2022.

The capture of these significant synergies will contribute to enhance our medium-term profitability.

Slide 15

On slide 15, you see the pre- and post-transaction shareholding structure.

On the right-hand side of the slide, you see that Natura &Co’s current shareholders would own 76% of the combined company and Avon’s shareholders the remaining 24%.

The share in the combined Group of Natura’s founding and controlling shareholders would be 45.1%, and the free float would be 54.9%.

Slide 16

On slide 16, we look at some key governance aspects.

A new holding company will be created as a parent company to Avon and the Natura companies, preserving the autonomy of each business and brand, while implementing the interdependent business model already in place within Natura &Co. Each company will maintain its headquarters where they are presently located.

We envision 4 major business units led by 4 operating CEOs:

•	Natura & Avon Latam;

•	Avon & Natura International;

•	The Body Shop;

•	And Aesop, which will both continue as standalone business units

We also plan to create the position of Sustainable Growth Officer to focus on long-term growth and ensure better coordination among the businesses and brands for the benefit of the Group.

The combined company’s Board will reflect the relative ownership of the new shareholder base. After closing, the board will be comprised of 13 members, of which 10 members will be from Natura &Co and 3 will be from Avon. The three founders of Natura will remain as Co-Chairmen of the Board and the Executive Chairman will also serve as group CEO.

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Slide 17

Let me conclude on slide 17 with the key takeaways.

•	In terms of financial metrics, the transaction values Avon’s equity at about US$1.9 billion and gives it an enterprise value of US$3.7 billion. This implies a multiple of 9.5 times excluding the expected synergies and 6.7 factoring in the full impact of the target synergies.

•	This combination creates the fourth-largest pure play beauty group in the world, with annual gross sales exceeding US$10 billion. It also creates a leader in Direct-to-Consumer, with direct, daily interactions with a base of more than 200 million consumers, like no other company in the beauty industry.

•	With the addition of Avon, Natura &Co is taking another transformational step to build a multi-brand, multi-channel group.

•	Uniting these two purpose-driven forces will also amplify our pioneering efforts to generate social, environmental and economic value, promote diversity and combat the threat of climate change.

•	The combination will also allow Avon to accelerate the implementation of its Open Up Avon strategy

•	And the transaction is driven by a powerful industrial logic that will help accelerate growth by reinvesting the targeted annual synergies of between US$150 million and US$250 million in digital, product innovation and brand marketing

With this, thank you very much for your attention and we are now happy to take your questions. Jose Filippo, CFO of Natura &Co, Robert Chatwin, Chief Transformation Officer of Natura &Co, and Josie Romero, VP of supply chain and logistics for Natura &Co join us for the Q&A.

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After the Q&A session

If there are no more questions, we will now end this call. This is a very exciting day for us as we take another transformational step in our journey to become a global, multi-brand and multi-channel group. There are still some steps to go and we will update you along the way, so we look forward to our future exchanges. Thank you again for joining us at short notice and have a great day!

NO OFFER OR SOLICITATION

This communication is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction involving Natura Holding S.A. (collectively with Natura Cosmeticos S.A., “Natura”) and Avon Products, Inc. (“Avon”). In connection with the proposed transaction, Natura will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Avon and a prospectus of Natura. Natura and Avon also plan to file other documents with the SEC regarding the proposed transaction and a joint proxy statement/prospectus will be mailed to shareholders of Avon. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents that Natura and/or Avon may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 and the joint proxy statement/prospectus, as well as other filings containing information about Natura and Avon, will be available without charge at the SEC’s Internet site (www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained, when available, without charge, from Natura’s website at www.NaturaeCo.com. Copies of the joint proxy statement/prospectus can be obtained, when available, without charge from Avon’s website at www.AvonWorldwide.com.

PARTICIPANTS IN THE SOLICITATION

Natura and Avon, their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/ prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of Natura is contained in Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019. Information regarding the directors and executive officers of Avon is contained in Avon’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 2, 2019. These documents can be obtained free of charge from the sources indicated above.

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CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Statements in this communication (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed transaction involving Natura and Avon; beliefs relating to value creation as a result of a proposed transaction involving Natura and Avon; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward-looking statements. These forward-looking statements are based on Natura’s and Avon’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Natura’s and Avon’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Natura or Avon to predict these events or how they may affect Natura or Avon. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Except as required by law, neither Natura nor Avon has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Natura’s and/or Avon’s future performance and cause results to differ from the forward-looking statements in this communication include, but are not limited to, (a) the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approvals and the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; (b) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; (c) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; (d) the risk that integration of Avon’s operations with those of Natura will be materially delayed or will be more costly or difficult than expected; (e) the failure of the proposed transaction to close for any other reason; (f) the effect of the announcement of the transaction on customer and consultant relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); (g) dilution caused by Natura’s issuance of additional shares of its common stock in connection with the transaction; (h) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (i) the diversion of management time on transaction-related issues; (j) the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; (k) those risks described in Section 4 of Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019; and (l) those risks described in Item 1A of Avon’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.

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